April 14, 2010
By Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0305
Mail Stop 3561
Attention: Ms. Nudrat Salik

Re:	NCI Building Systems, Inc. Form 10-K for the year ended November 1, 2009 Filed December 23, 2009 File No. 1-14315
Dear Ms. Salik:
     We are writing to respond to the further oral comments of the Staff of the Commission, with respect to the Form 10-K for the year ended November 1, 2009 (the “Form 10-K”) and the Form 10-Q for the quarter ended January 31, 2010 (the “Form 10-Q”) of NCI Building Systems, Inc., a Delaware corporation (the “Company”), pursuant to the telephonic conversation you had with Steven J. Slutzky on April 13, 2010 and with John M. Allen and Steven J. Slutzky on March 18, 2010 and April 12, 2010. The bold numbered paragraphs and headings below are taken from the comment letter dated February 26, 2010, and the Company’s responses to each such comment follow in plain text.
     Page references in the responses below are to the Form 10-K. Terms used herein but not otherwise defined will have the meanings set forth in the Form 10-K.

Exhibit Index, page 112
1.	[Oral Comment] — Please advise us when the Company will be filing the Exhibits requested by comment 11 of our letter dated February 26, 2010.
     In response to the Staff’s comment, the Company confirms that it will file copies of the agreements (including exhibits) as exhibits to a Form 8-K that the Company will file by Edgar in the near future. The Company supplementally advises the Staff that it will file this Form 8-K upon completion of the Staff’s review of the Form 10-K and the Form 10-Q.
2.	[Oral Comment] — Please confirm that the Company will include the lock-up and voting agreement entered into as of August 31, 2009, which was filed on a Form 8-K on September 1, 2009 as an exhibit to its Form 10-K for the year ended October 31, 2010.
     In response to the Staff’s comments, the Company will include the lock-up and voting agreement in the exhibit index to the Company’s Form 10-K for the year ended October 31, 2010 that the Company will file with the SEC.
     In connection with this response letter, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *

     If you have any questions regarding this letter, please do not hesitate to call John M. Allen at (212) 909 6611, Steven J. Slutzky at (212) 909 6036 or Salim C. Sader at (212) 909 6733.

Sincerely,
/s/ Mark E. Johnson
Mark E. Johnson

     cc:
Todd R. Moore, Esq.
     NCI Building Systems, Inc.
John M. Allen, Esq.
     Debevoise & Plimpton, LLP
Steven J. Slutzky, Esq.
     Debevoise & Plimpton, LLP